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                                     EXHIBIT 99.1

     [LOGO]

FOR IMMEDIATE RELEASE
                         Contact:  Roger Friedberger
                                   ILOG
                                   650-944-7115 or
                                   +33-1-49083574
                                      - or -
                                   Taylor Rafferty Associates
                                   212-889-4350

              ILOG REPORTS RESULTS FOR QUARTER ENDED DECEMBER 31, 1998

PARIS, FRANCE - January 28, 1999 - ILOG S.A. (NASDAQ NMS: ILOGY and EURO.NM:
ILOG), the world's leading provider of software components, today reported revenues of $18.3 million for its second fiscal quarter of 1999, ended December 31, 1998 -- an increase of 20% compared to $15.3 million in the same quarter of the prior year. Income from operations before one-time charges was $1.3 million, compared to $1.6 million in the previous year. Earnings per share, excluding the one-time charges, was $0.09 for the December 1998 quarter compared to $0.10 in the December 1997 quarter. The loss per share in the latest quarter was $0.08, compared to earnings per share of $0.01 in the prior year after including the one-time charges associated with the write off of software and intangibles acquired from CPLEX Optimization, Inc.

One-time charges in the December 1998 quarter were the write off of software under development acquired from Oasis Software, Inc., of $1.8 million, and $0.5 million of expenses incurred in connection with the listing of the Company's shares on the Paris Nouveau Marche (EURO.NM), which resulted in a net loss for the quarter of $1.1 million.

"This quarter was ILOG's best revenue quarter to date," said Pierre Haren, ILOG's president and CEO. "We were able to achieve a license fee revenue growth of 26% despite weakness in license and consulting revenues in our U.S. transportation business. In the short term, this continuing U.S. transportation weakness, together with the reported Y2K related worldwide softening of the supply chain management industry may cause the year-over-year growth rate for the March 1999 quarter to be similar to the year-over-year growth rate in the December 1998 quarter.

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"We continued our R&D efforts in order to expand our addressable markets. The technology acquisition from Oasis was praised by industry analyst firm AMR Research, which called it a natural extension of ILOG's strategy," added Mr. Haren.

BUSINESS DEVELOPMENTS DURING THE QUARTER

ILOG further consolidated its position in telecommunications network management and manufacturing. In the telecommunications sector, the company introduced a new Java version of ILOG TGO (Telecom Graphic Objects) and other new Java products within its visualization and other product lines. These advanced new Java products are well positioned to help ILOG capitalize on fast-growing demand for web-enabled solutions. During the quarter, ILOG signed agreements with IBM (NYSE: IBM) and other companies for its ILOG TGO family, and received additional business from existing customers including Cisco Systems (NASDAQ: CSCO) and Alcatel (NYSE: ALA).

During the quarter, ILOG announced an increase in multiple-product licenses, such as an agreement with American Management Systems (NASDAQ: AMSY), as well as a corporate-wide license for all ILOG products for the 1,000 developers within Telefonica Group, the largest supplier of telecommunications services in the Spanish-speaking world.

In the manufacturing sector, the Company continued its leadership in the area of optimization components used within supply chain management (SCM) applications. New agreements were signed with UK-based company Enterprise Software Systems, Cybertec in Italy and Ford (NYSE: F) in the United States. The attention ILOG has received through its relationships with market leaders such as SAP (NYSE:
SAP), i2 Technologies (NASDAQ: ITWO) and Manugistics (NASDAQ: MANU) helped its SCM business. Called "the indisputable world leader in optimization software" by the Benchmarking Partners Inc. analyst firm, ILOG is now the only company offering the full breadth of optimization components, from linear programming engines to products based on constraint programming.

In the transportation sector outside the United States, ILOG components were again chosen to help address two major industry needs -- for real-time system monitoring, as well as optimizing the management of personnel and vehicles. Sales in the quarter were made to Aena, Air France, Singapore Aeradio, Smith System Engineering and the U.S. leader, The SABRE Group (NYSE: TSG) for air transportation applications, and to a number of bus transportation providers in Spain for optimization applications.

In December, ILOG successfully completed the listing of its shares on the Paris Nouveau Marche, which is part of the EURO.NM stock market. This has increased the Company's visibility in the financial community and has simplified trading for European investors while supplementing the Company's NASDAQ listing in the United States.

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ABOUT ILOG

ILOG is a leading provider of advanced C, C++ and Java software components for advanced graphics and resource optimization. ILOG products deliver high-performance data visualization for 2-D and 3-D user interfaces; integer, linear and constraint solvers for resource optimization, scheduling, logistics and planning applications; dynamic rule systems for intelligent agents and real-time data flow control, and components for integrating modules with real-time and relational data sources. ILOG was founded in 1987 and now employs approximately 460 people in seven countries. Visit www.ilog.com for additional information.

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                                      ILOG S.A.

                  CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

                        (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         Three Months Ended                    Six Months Ended
                                                         ------------------                    ----------------
                                                      Dec. 31             Dec. 31            Dec. 31        Dec. 31
                                                      --------            --------           --------       --------
                                                        1998                1997               1998           1997
                                                        ----                ----               ----           ----
Revenues:
  License fees                                        $ 11,983            $  9,532           $ 19,886       $ 14,861
  Services                                               6,330               5,725             11,726          8,967
                                                      --------            --------           --------       --------
     Total revenues                                     18,313              15,257             31,612         23,828
                                                      --------            --------           --------       --------
Cost of revenues
  License fees                                             262                 303                477            568
  Services                                               3,876               3,015              7,059          4,710
                                                      --------            --------           --------       --------
     Total cost of revenues                              4,138               3,318              7,536          5,278
                                                      --------            --------           --------       --------

Gross profit                                            14,175              11,939             24,076         18,550
                                                      --------            --------           --------       --------
Operating expenses
  Marketing and selling                                  8,777               7,310             15,048         12,905
  Research and development                               2,524               1,664              4,763          2,987
  General and administrative                             1,596               1,412              3,522          2,707
  Nouveau Marche  expenses                                 466                   -                466              -
  Write-off of acquired intangibles                      1,847               1,327              1,908         29,694
                                                      --------            --------           --------       --------
    Total operating expenses                            15,210              11,713             25,707         48,293
                                                      --------            --------           --------       --------

Income (loss) from operations                           (1,035)                226             (1,631)       (29,743)
Net interest income (expense) and other                    (87)               (110)              (471)           (82)
                                                      --------            --------           --------       --------

Net income (loss)                                     $ (1,122)           $    116           $ (2,102)      $(29,825)
                                                      --------            --------           --------       --------

Net income (loss) per share - basic & diluted         $  (0.08)           $   0.01           $  (0.15)      $  (2.43)

Share and share equivalents used
  in per share calculations                             13,973              14,289             13,927         12,252

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                                      ILOG S.A.

                  CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                                    (IN THOUSANDS)

                                                                   Dec. 31             June 30
                                                                   --------            --------
                                                                     1998               1998
                                                                     ----               ----
ASSETS
Current assets
  Cash and cash equivalents                                        $ 14,838            $ 20,101
  Accounts receivable                                                21,483              15,328
  Other receivables and prepaid expenses                              5,143               4,370
                                                                   --------            --------
     Total current assets                                            41,464              39,799

Property and equipment-net and other assets                           4,466               3,850
                                                                   --------            --------

     Total assets                                                  $ 45,930            $ 43,649
                                                                   --------            --------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts payable and accrued expenses                            $ 12,309            $ 10,772
  Current debt                                                        1,483               2,055
  Deferred revenue                                                    5,166               5,044
                                                                   --------            --------
     Total current liabilities                                       18,958              17,871

Long-term portion of debt                                             6,181               5,979
                                                                   --------            --------
     Total liabilities                                               25,139              23,850
                                                                   --------            --------
Shareholders' equity
   Paid-in capital                                                   61,760              60,296
   Accumulated deficit and currency translation adjustment          (40,969)            (40,497)
                                                                   --------            --------
     Total shareholders' equity                                      20,791              19,799
                                                                   --------            --------

     Total liabilities and shareholders' equity                    $ 45,930            $ 43,649
                                                                   --------            --------

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DISCUSSION OF FINANCIAL HIGHLIGHTS

SIX-MONTH RESULTS
The company reported revenues of $31.6 million for the six months ended December 31, 1998, an increase of 33% compared to $23.8 million in the prior year. Excluding the one-time write offs of acquired intangibles (CY 1998 and 1997) and Nouveau Marche listing expenses (CY 1998) totaling $2.4 million and $29.7 million in CY1998 and 1997, respectively, the income from operations for the six-month period was $0.7 million compared to a $49,000 loss in the corresponding period of the prior year. Earnings per share for the six-month period, excluding the one-time write offs, was $0.02, compared to a $0.01 per share loss in the corresponding period of the prior year. The loss per share in the six-month period was $0.15 compared to $2.43 in the corresponding period of the prior year after including the write offs.

REVENUES AND GROSS MARGIN
Revenues in the quarter grew by 20%, with license and service revenues increasing by 26% and 11%, respectively, over the same period in the preceding year. The revenue growth was derived from license fees in North America and Europe, and from consulting and support activities in Europe and Asia. Overall gross margin for the quarter declined to 77% from 78% in the same period of the preceding year due to lower capacity utilization of consulting resources in North America.

OPERATING EXPENSES
Marketing and selling expenses for the quarter increased by 20% over the same period in the prior year, reflecting continuing investment in the sales and marketing organization.

Research and development expenses for the quarter, net of government funding, increased by 52% over the same period in the prior year, reflecting R&D headcount growth from 59 to 90 between December 31, 1997 and December 31, 1998 and is related to the growth in ILOG product offerings over the last year. Government research and development funding in the quarter was $274,000 compared to $183,000 for the same period in the preceding year.

General and administrative expenses for the quarter increased by 13% over the same period in the prior year. $466,000 of one-time expenses were incurred during the quarter in connection with the Company's listing on the Paris Nouveau Marche stock exchange.

The write off of acquired intangibles for the quarter totaling $1.8 million primarily represents research and development acquired from Oasis Software, Inc., which will form the core of a new version of an ILOG optimization product to be launched this year.

OTHER INCOME (EXPENSE)
Net interest and other income (expense) for the quarter decreased from $(110,000) to $(87,000) over the same period in the prior year due to currency fluctuations. However, currency fluctuations did not have a material effect on the company's income from operations, net income or earnings per share for the quarter ended December 31, 1998.

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BALANCE SHEET
Cash at December 31, 1998 decreased to $14.8 million from $20.1 million at June 30, 1998. This reflected $1.8 million paid in connection with the acquisition of software acquired from Oasis Software, Inc., $0.5 spent in connection with the Company's Nouveau Marche listing and the timing of operating cash flows. Days sales outstanding of receivables improved to 106 days at December 31, 1998, compared to 107 days at September 30, 1998. The length of receivables reflects longer payment terms offered to certain strategic customers.

Long-term debt during the six-month period increased from $6.0 million to $ 6.2 million at December 31, 1998. Shareholders' paid-in capital during the six-month period increased by $1.5 million to $61.8 at December 31, 1998, reflecting the purchase of shares by employees under the Company's stock option and share purchase plans. At December 31, 1998, the Company had 14.0 million shares issued and outstanding compared to 13.7 million at June 30, 1998.

PRIOR YEAR COMPARATIVE DATA
ILOG's results of operations for the quarter and six months ended December 31, 1997 and the balance sheet as of June 30, 1998 have been restated to include those of Compass Modeling Solutions, Inc., which was acquired in August 1998 and accounted for as a pooling of interests. For the quarter and six months ended December 31, 1997, Compass had net revenues of $238,000 and $366,000, respectively, and profits of $82,000 and $85,000, respectively.


FORWARD-LOOKING INFORMATION

This release contains "forward-looking" information within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the economic, political and currency risks associated with the company's European, North American and Asian operations, the timing and seasonality of significant revenues and those risks and uncertainties mentioned under "Risk Factors" in the Company's Form 20-F for the year ended June 30, 1998, which is on file with the United States Securities and Exchange Commission.

ILOG and CPLEX are registered trademarks of ILOG. All other product and company names are trademarks or registered trademarks of their respective owners.


RESULTS AND PRESS RELEASE FOR FRENCH SHAREHOLDERS

A translation of this press release in the French language and with the financial statements expressed in French Francs is also available.